Emerging Markets Opportunity Fund

SEMIANNUAL REPORT November 30, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Emerging Markets Opportunity Fund, covering the six-month period from June 1, 2007, through November 30, 2007.

After an extended period of steady gains, turmoil in U.S. credit markets over the summer of 2007 led to bouts of heightened volatility in many international equity markets. Nonetheless, fundamentals in the global economy have remained relatively robust, and recent shifts in monetary policy from several major central banks helped spark market rebounds in many regions of the world.

While we expect the global expansion to continue, it seems reasonable to expect to see some moderation as U.S. consumer spending wanes and some high-flying emerging markets, notably China, continue to take steps to reduce unsustainably high growth rates. With regard to the currency markets, we have seen weakness in the U.S. dollar for most of the reporting period, making investments denominated in foreign currencies more valuable for U.S. residents. Lastly, a stubborn U.S. trade deficit and stronger economic growth in overseas markets continue to attract global capital away from U.S. markets and toward those with higher potential returns. As always, we encourage you to discuss these trends and opportunities with your financial advisor, who can help you consider if any portfolio adjustments might be right for your investment needs.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 17, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of June 1, 2007, through November 30, 2007, as provided by Hugh Hunter, Tony Hann, Richard Fairgrieve and Bill Rudman, Portfolio Managers, WestLB Mellon Asset Management (USA) LLC, Sub-Investment Adviser

Fund and Market Performance Overview

Stocks of companies based in the world's emerging markets continued to advance strongly during the reporting period, primarily as a result of an expanding global economy and robust demand for natural resources. The fund produced higher returns than its benchmark, which we attribute to the success of the fund's security selection strategy in developing markets such as South Korea, South Africa and India.

For the six-month period ended November 30, 2007, Emerging Markets Opportunity Fund's Class A shares achieved a total return of 24.57%, Class C shares returned 24.00%, Class I shares returned 24.63% and Class T shares returned 24.32%.[1] In comparison, the fund's benchmark, the Morgan Stanley Capital International Emerging Markets Index (the "Index"), produced a 23.88% total return for the same period.[2]

Effective June 1, 2007, Class R shares were renamed Class I shares.

The Fund's Investment Approach

The fund seeks long-term capital appreciation by investing at least 80% of its assets in the stocks of companies organized, or with a majority of their assets and operations, in emerging market countries. Normally, the fund will invest in at least ten emerging markets countries. The fund may invest in companies of any size. We allocate the fund's assets among emerging market countries using a top-down, quantitative model that incorporates valuation, currency, momentum, growth, interest-rate and risk factors to determine each country's weighting relative to the Index. We also consider qualitative factors, such as political and economic developments, and market factors, such as liquidity. To select individual stocks, our bottom-up process focuses on fundamental analysis, including assessments of each company's management, product lines and competitive positions.

Emerging Markets Advanced Amid Strong Global Growth

Emerging equity markets posted attractive returns during the reporting period, generally outpacing stocks in the United States, Europe and other developed markets. Gains were fueled by robust exports of consumer goods, manufactured items and natural resources to developed nations, as well as increased local consumption by a growing middle class. Gains were particularly robust among commodities producers, as a number of former third-world countries continued to build out their industrial infrastructures. In addition, relatively low interest rates, generally benign inflation, rising disposable incomes and long-awaited economic reforms have enabled many developing markets to become more substantial contributors to the global economy.

Global equity markets encountered heightened turbulence during the reporting period as turmoil in the U.S. sub-prime mortgage market, an ensuing credit crisis in fixed-income markets and mounting economic concerns sent repercussions around the world. However, because few companies based in the developing markets had exposure to troubled U.S. sub-prime mortgages or related securities, emerging-markets stocks generally rebounded by the reporting period's end.

The Fund's Security Selection Strategy Bolstered Returns

In this environment, our security selection strategy contributed positively to the fund's relative performance, while our country allocation strategy had a more muted effect. For example, South Korean asset management company Mirae Asset Securities almost doubled in value over the reporting period when local investors increasingly turned to the company's international funds and more Wall Street analysts and institutional investors discovered the growing investment firm. In South Africa, infrastructure builder Murray & Roberts Holdings won lucrative contracts in the Middle East and benefited from local construction in preparation for the 2010 World Cup, while coal producer Exxaro Resources flourished amid robust customer demand and rising commodity prices. Finally, in India, conglomerate Reliance Industries gained value along with the broader energy sector as it capitalized on new natural gas discoveries.

While disappointments during the reporting period proved to be relatively mild, some of our strategies detracted from the fund's performance. Most significantly, the fund maintained relatively light exposure to India stocks, which generally did not meet our valuation criteria but continued to advance strongly. An underweighted position in high-flying Russian oil producer Gazprom also hindered returns, as did relatively heavy exposure to technology stocks in Taiwan. However, these shortfalls were largely offset by better allocation-related results in other regions, such as overweighted positions in Hungary and Malaysia, and underweighted exposure to South Africa and Mexico.

Our Long-Term Outlook Has Remained Positive

As of the reporting period's end, we have remained optimistic regarding the long-term prospects for developing equity markets, where, in our view, regional economies have continued to expand, corporate earnings growth has been robust and equity valuations have remained attractive. However, we are more cautious over the near term, as the possibility of a U.S. recession has made investors more risk averse, especially with regard to markets and companies that rely on exports to the United States. In addition, market volatility could intensify if a broad global economic slowdown causes commodity prices to retreat from recent highs. Accordingly, we have continued to employ our disciplined investment process, which is designed to produce attractive results over the long term.

December 17, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation in effect through September 30, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Emerging Markets (MSCI EM) Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Emerging Markets Opportunity Fund from June 1, 2007 to November 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2007

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 11.23	$ 15.40	$ 9.66	$ 12.56
Ending value (after expenses)	$1,245.70	$1,240.00	$1,246.30	$1,243.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2007

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 10.08	$ 13.83	$ 8.67	$ 11.28
Ending value (after expenses)	$1,015.00	$1,011.25	$1,016.40	$1,013.80

† *Expenses are equal to the fund's annualized expense ratio of 2.00% for Class A, 2.75% for Class C, 1.72% for Class I and 2.24% for Class T, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2007 (Unaudited)

Common Stocks—77.6%	Shares		Value ($)
Brazil—10.6%			
Banco Bradesco, ADR	7,400		237,910
Brascan Residential Properties	17,200		105,287
Cia Brasileira de Distribuicao Grupo Pao de Acucar, ADR	4,300		141,986
Cia de Bebidas das Americas (AmBev), ADR (Preferred)	1,700		127,636
Cia Vale do Rio Doce (CVRD), ADR	6,400		221,312
Cia Vale do Rio Doce, ADR	20,700		598,851
Equatorial Energia	14,200		137,891
GVT Holding	5,900	a	123,778
Petroleo Brasileiro, ADR (Preferred)	11,200		909,104
Satipel Industrial	29,500	a	201,920
Unibanco—Uniao de Bancos Brasileiros, GDR	1,300		194,636
			3,000,311
China—6.4%			
Angang Steel, Cl. H	74,000		229,991
China Life Insurance, Cl. H	68,000		370,287
China Merchants Bank, Cl. H	59,500		275,095
China Shenhua Energy, Cl. H	37,201		220,490
Datang International Power Generation, Cl. H	259,752		235,853
PetroChina, Cl. H	128,000		246,913
Sinotras Shipping	253,977	a	223,760
			1,802,389
Egypt—3.4%			
Commercial International Bank, GDR	14,600		206,590
Orascom Construction, GDR	1,200		218,400
Orascom Telecom Holdings, GDR	1,900		148,010
Talaat Moustafa Group	173,000	a	403,198
			976,198
Hong Kong—3.0%			
China Mobile	27,000		486,849
China Mobile, ADR	1,300		119,158
China Overseas Land & Investment	106,000		239,053
			845,060

Common Stocks (continued)	Shares	Value ($)
Hungary—2.3%		
Magyar Telekom, ADR	3,700	99,567
MOL Hungarian Oil, ADR	1,150	168,762
OTP Bank, GDR	4,100	394,625
		662,954
India—2.0%		
Bharat Heavy Electricals	2,325	148,701
iPath MSCI India Index ETN	2,313 [a]	224,361
Reliance Industries	1,584	107,753
Reliance Industries, GDR	400 [b]	58,500
Reliance Industries, GDR	200 [b]	28,920
		568,235
Luxembourg—.9%		
Tenaris, ADR	5,200	**245,336**
Malaysia—3.8%		
Bumiputra-Commerce Holdings	84,800	269,686
IOI	107,935	216,544
KNM Group	98,800	192,344
Public Bank	63,500	201,947
YTL	87,600	206,991
		1,087,512
Mexico—3.5%		
America Movil, ADR, Ser. L	7,400	456,284
Grupo Televisa, ADR	8,100	195,777
Megacable Holdings	43,200 [a]	142,442
Wal-Mart de Mexico, Ser. V	56,200	203,014
		997,517
Russia—9.3%		
Cherepovets MK Severstal, GDR	8,550	196,009
Gazprom, ADR	19,930	1,049,314
Integra Group Holdings, GDR	10,550 [a]	158,250
LSR Group, GDR	7,400 [a]	98,050
LUKOIL, ADR	4,500	389,114
MMC Norilsk Nickel, ADR	1,230	362,046
Mobile Telesystems, ADR	2,900	263,030
VTB Bank, GDR	11,200 [a]	102,509
		2,618,322

Common Stocks (continued)	Shares	Value ($)
South Africa—7.0%		
AngloGold Ashanti	4,400	207,873
ArcelorMittal South Africa	9,545	192,244
Aveng	11,520	97,847
Discovery Holdings	4,013	16,158
Exxaro Resources	13,563	197,612
FirstRand	68,216	215,521
Impala Platinum Holdings	5,816	203,134
MTN Group	15,178	304,113
Murray & Roberts Holdings	10,792	146,693
Pretoria Portland Cement	29,700	207,046
Sasol	3,857	191,884
		1,980,125
South Korea—13.1%		
Daelim Industrial	1,341	235,851
Dongbu Insurance	1,600	81,120
GS Engineering & Construction	1,383	242,487
GS Holdings	3,120	210,687
Hana Financial Group	2,410	113,423
Hanjin Heavy Industries and Construction	1,338 [a]	111,996
Hyundai Heavy Industries	674	343,915
Hyundai Motor	1,125	84,641
Infopia	1,710 [a]	98,950
Kookmin Bank, ADR	1,500	108,750
Korea Exchange Bank	7,870	123,035
LG	2,320	197,468
LG Electronics	2,462	256,063
LG.Philips LCD, ADR	8,000 [a]	224,640
Mirae Asset Securities	603	102,780
POSCO, ADR	2,300	363,101
Samsung Electronics	325	199,354
Samsung Electronics, GDR (Common)	806 [b]	243,816
Samsung Electronics, GDR (Preferred)	798 [b]	178,417
Shinsegae	237	187,058
		3,707,552
Taiwan—5.5%		
Asustek Computer	64,000	200,279

Common Stocks (continued)	Shares	Value ($)
Taiwan (continued)		
Cathay Financial Holding	116,889	262,208
Delta Electronics	48,250	165,941
HON HAI Precision Industry	28,190	179,927
NAN YA Plastic	41,000	106,454
President Chain Store	75,000	203,331
Taiwan Fertilizer	84,000	192,074
Taiwan Semiconductor Manufacturing, ADR	19,909	197,497
Vanguard International Semiconductor	73,930	58,182
		1,565,893
Thailand−3.2%		
Banpu Public	9,700	137,759
Kasikornbank	73,900	207,016
PTT	17,300	214,137
Siam Commercial Bank	52,700	147,629
Thai Oil	68,600	192,169
		898,710
Turkey−3.2%		
Arcelik	19,155	132,706
KOC Holding	33,428 [a]	169,456
Turk Hava Yollari Anonim Ortakligi	22,983 [a]	153,401
Turkiye Garanti Bankasi	32,004	282,562
Turkiye Halk Bankasi	18,896 [a]	159,649
		897,774
United States−.4%		
iShares MSCI Emerging Markets Index Fund	800 [a]	**123,144**
Total Common Stocks		
(cost $16,708,695)		**21,977,032**

Preferred Stocks−.9%		
Brazil		
Investimentos Itau		
(cost $161,607)	36,058	**260,854**

Other Investment—3.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $900,000)	900,000 [c]	**900,000**
Total Investments (cost $17,770,302)	**81.7%**	**23,137,886**
Cash and Receivables (Net)	**18.3%**	**5,165,931**
Net Assets	**100.0%**	**28,303,817**

ADR—American Depository Receipts

GDR—Global Depository Receipts

a *Non-income producing security.*

b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2007, these securities amounted to $509,653 or 1.8% of net assets.*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Energy	17.5	Consumer Discretionary	2.8
Financial	16.8	Consumer Staples	2.6
Industrial	13.2	Utilities	1.3
Basic Materials	12.1	Health Care	.4
Telecommunication Services	7.1	Index	.4
Information Technology	4.3		
Money Market Investment	3.2		**81.7**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	16,870,302	22,237,886
Affiliated issuers	900,000	900,000
Cash		258,940
Cash denominated in foreign currencies	330,615	325,988
Receivable for investment securities sold		4,830,696
Receivable for shares of Common Stock subscribed		78,699
Dividends and interest receivable		21,860
Prepaid expenses		16,681
		28,670,750
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		72,934
Payable for investment securities purchased		234,126
Payable for shares of Common Stock redeemed		22,691
Unrealized depreciation on forward currency exchange contracts–Note 4		7,874
Interest payable–Note 2		1,908
Accrued expenses		27,400
		366,933
Net Assets ($)		**28,303,817**
Composition of Net Assets ($):		
Paid-in capital		19,760,631
Accumulated undistributed investment income–net		18,085
Accumulated net realized gain (loss) on investments		3,162,297
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		5,362,804
Net Assets ($)		**28,303,817**

Net Asset Value Per Share

	Class A	Class C	Class I	Class T
Net Assets ($)	24,208,151	2,415,014	1,124,883	555,769
Shares Outstanding	1,156,205	116,537	53,554	26,637
Net Asset Value Per Share ($)	**20.94**	**20.72**	**21.00**	**20.86**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $29,373 foreign taxes withheld at source):	
Unaffiliated issuers	199,974
Affiliated issuers	13,806
Total Income	**213,780**
Expenses:	
Management fee–Note 3(a)	146,732
Custodian fees–Note 3(c)	53,377
Registration fees	36,797
Shareholder servicing costs–Note 3(c)	33,510
Auditing fees	28,198
Distribution fees–Note 3(b)	7,229
Prospectus and shareholders' reports	4,716
Interest expense–Note 2	1,908
Directors' fees and expenses–Note 3(d)	1,158
Loan commitment fees–Note 2	120
Miscellaneous	4,415
Total Expenses	**318,160**
Less–reduction in management fee due to undertaking–Note 3(a)	(74,131)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(3,121)
Net Expenses	**240,908**
Investment (Loss)–Net	**(27,128)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	2,423,076
Net realized gain (loss) on forward currency exchange contracts	(2,703)
Net Realized Gain (Loss)	**2,420,373**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	2,489,352
Net Realized and Unrealized Gain (Loss) on Investments	**4,909,725**
Net Increase in Net Assets Resulting from Operations	**4,882,597**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2007 (Unaudited)[a]	Year Ended May 31, 2007[b]
Operations ($):		
Investment income (loss)−net	(27,128)	16,393
Net realized gain (loss) on investments	2,420,373	834,514
Net unrealized appreciation (depreciation) on investments	2,489,352	2,873,452
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,882,597**	**3,724,359**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	–	(60,722)
Class C shares	–	(3,052)
Class I shares	–	(1,651)
Class T shares	–	(1,448)
Total Dividends	**–**	**(66,873)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	9,032,509	12,979,345
Class C shares	1,479,630	808,849
Class I shares	875,598	413,053
Class T shares	136,485	265,107
Dividends reinvested:		
Class A shares	–	27,531
Class C shares	–	1,539
Class I shares	–	1,651
Class T shares	–	1,448
Cost of shares redeemed:		
Class A shares	(4,850,883)	(607,338)
Class C shares	(390,118)	(95)
Class I shares	(319,274)	(75,000)
Class T shares	(16,303)	–
Increase (Decrease) in Net Assets from Capital Stock Transactions	**5,947,644**	**13,816,090**
Total Increase (Decrease) in Net Assets	**10,830,241**	**17,473,576**
Net Assets ($):		
Beginning of Period	17,473,576	–
End of Period	**28,303,817**	**17,473,576**
Undistributed investment income−net	18,085	45,213

	Six Months Ended November 30, 2007 (Unaudited)[a]	Year Ended May 31, 2007[b]
Capital Share Transactions:		
Class A		
Shares sold	475,140	971,989
Shares issued for dividends reinvested	–	1,815
Shares redeemed	(252,287)	(40,452)
Net Increase (Decrease) in Shares Outstanding	**222,853**	**933,352**
Class C		
Shares sold	76,679	58,918
Shares issued for dividends reinvested	–	102
Shares redeemed	(19,155)	(7)
Net Increase (Decrease) in Shares Outstanding	**57,524**	**59,013**
Class I		
Shares sold	43,705	30,464
Shares issued for dividends reinvested	–	109
Shares redeemed	(16,270)	(4,454)
Net Increase (Decrease) in Shares Outstanding	**27,435**	**26,119**
Class T		
Shares sold	6,564	20,990
Shares issued for dividends reinvested	–	96
Shares redeemed	(1,013)	–
Net Increase (Decrease) in Shares Outstanding	**5,551**	**21,086**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *From July 13, 2006 (commencement of operations) to May 31, 2007.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended November 30, 2007 (Unaudited)	Year Ended May 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	16.81	12.50
Investment Operations:		
Investment income (loss)−net[b]	(.02)	.02
Net realized and unrealized gain (loss) on investments	4.15	4.36
Total from Investment Operations	4.13	4.38
Distributions:		
Dividends from net realized gain on investments	−	(.07)
Net asset value, end of period	20.94	16.81
Total Return (%)[c,d]	24.57	35.12
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	2.65[e]	3.46[d]
Ratio of net expenses to average net assets	2.00[e]	1.73[d]
Ratio of net investment income (loss) to average net assets	(.17)[e]	.17[d]
Portfolio Turnover Rate[d]	125.05	140.52
Net Assets, end of period ($ x 1,000)	24,208	15,694

[a] From July 13, 2006 (commencement of operations) to May 31, 2007.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

Class C Shares	Six Months Ended November 30, 2007 (Unaudited)	Year Ended May 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	16.70	12.50
Investment Operations:		
Investment (loss)–net[b]	(.10)	(.07)
Net realized and unrealized gain (loss) on investments	4.12	4.34
Total from Investment Operations	4.02	4.27
Distributions:		
Dividends from net realized gain on investments	–	(.07)
Net asset value, end of period	20.72	16.70
Total Return (%)[c,d]	24.00	34.32
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	3.44[e]	4.17[d]
Ratio of net expenses to average net assets	2.75[e]	2.38[d]
Ratio of net investment (loss) to average net assets	(1.00)[e]	(.46)[d]
Portfolio Turnover Rate[d]	125.05	140.52
Net Assets, end of period ($ x 1,000)	2,415	986

[a] From July 13, 2006 (commencement of operations) to May 31, 2007.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

Class I Shares	Six Months Ended November 30, 2007 (Unaudited)[a]	Year Ended May 31, 2007[b]
Per Share Data ($):		
Net asset value, beginning of period	16.85	12.50
Investment Operations:		
Investment income–net[c]	.00[d]	.05
Net realized and unrealized gain (loss) on investments	4.15	4.37
Total from Investment Operations	4.15	4.42
Distributions:		
Dividends from net realized gain on investments	–	(.07)
Net asset value, end of period	21.00	16.85
Total Return (%)[e]	24.63	35.44
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	2.44[f]	3.43[e]
Ratio of net expenses to average net assets	1.72[f]	1.51[e]
Ratio of net investment income to average net assets	.04[f]	.36[e]
Portfolio Turnover Rate[e]	125.05	140.52
Net Assets, end of period ($ x 1,000)	1,125	440

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *From July 13, 2006 (commencement of operations) to May 31, 2007.*
[c] *Based on average shares outstanding at each month end.*
[d] *Amount represents less than $.01 per share.*
[e] *Not annualized.*
[f] *Annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended November 30, 2007 (Unaudited)	Year Ended May 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	16.78	12.50
Investment Operations:		
Investment (loss)−net[b]	(.04)	(.01)
Net realized and unrealized gain (loss) on investments	4.12	4.36
Total from Investment Operations	4.08	4.35
Distributions:		
Dividends from net realized gain on investments	−	(.07)
Net asset value, end of period	20.86	16.78
Total Return (%)[c,d]	24.32	34.88
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	2.92[e]	3.92[d]
Ratio of net expenses to average net assets	2.24[e]	1.96[d]
Ratio of net investment (loss) to average net assets	(.43)[e]	(.10)[d]
Portfolio Turnover Rate[d]	125.05	140.52
Net Assets, end of period ($ x 1,000)	556	354

[a] *From July 13, 2006 (commencement of operations) to May 31, 2007.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Emerging Markets Opportunity Fund (the "fund") is a separate diversified series of Strategic Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective seeks long-term capital appreciation by investing in stocks of companies in emerging market countries. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. WestLB Mellon Asset Management (USA) LLC ("WMAM US") serves as the fund's sub-investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a contingent deferred sales charge ("CDSC") on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of November 30, 2007, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 341,623 of the outstanding Class A shares, 20,095 of the outstanding Class I shares and 20,096 of the outstanding Class C and Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gains or losses on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax characters of distributions paid to shareholders during the fiscal year ended May 31, 2007 was as follows: ordinary income $66,873. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended November 30, 2007 was approximately $67,200, with a related weighted average annualized interest rate of 5.68%.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of 1.25% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund, until September 30, 2008, so that annual fund operating expenses (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 1.75% of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $74,131 during the period ended November 30, 2007.

During the period ended November 30, 2007, the Distributor retained $3,778 and $15 from commissions earned on sales of the fund's Class A and Class T shares, respectively.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and WMAM US, Dreyfus pays WMAM US a monthly fee at an annual percentage of the fund's average daily net assets.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended November 30, 2007, Class C and Class T shares were charged $6,700 and $529, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class C and Class T shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended November 30, 2007, Class A, Class C and Class T shares were charged $25,924, $2,233 and $529, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2007, the fund was charged $2,087 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of Dreyfus. Under the fund's pre-existing custody agreement with The Bank of New York, the fund was charged $42,809 for providing custodial services for the fund for the five months ended November 30, 2007. Prior to becoming an affiliate, The Bank of New York was paid $10,568 for custody services to the fund for the one month ended June 30, 2007.

During the period ended November 30, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $28,563, Rule 12b-1 distribution plan fees $1,565, shareholder services plan fees $5,579, custodian fees $38,677, chief compliance officer fees $3,214 and transfer agency per account fees $330, which are offset against an expense reimbursement currently in effect in the amount of $4,994.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended November 30, 2007, amounted to $28,292,091 and $28,016,894, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at November 30, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized (Depreciation) ($)
Sales:				
Mexican New Peso, expiring 12/3/2007	921,693	84,242	84,419	(177)
South African Rand, expiring 12/4/2007	1,258,308	180,119	184,907	(4,788)
South African Rand, expiring 12/5/2007	3,211,978	469,087	471,996	(2,909)
Total				**(7,874)**

At November 30, 2007, accumulated net unrealized appreciation on investments was $5,367,584, consisting of $5,659,843 gross unrealized appreciation and $292,259 gross unrealized depreciation.

At November 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a Meeting of the fund's Board of Directors held on October 29, 2007 and October 30, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance.</u> The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in the fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended September 30, 2007, and comparisons of total return performance for the fund to the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended September 30, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was higher than the Expense Group median and that the fund's actual management fee was lower than the Expense Group and Expense Universe medians, based on an existing undertaking by the Manager. The Board also noted that the fund's total expense ratio was slightly higher than the Expense Group and Expense Universe medians.

With respect to the fund's performance, the Board noted that the fund's high absolute 1-year total return was at the Performance Group median and was higher than the Performance Universe median. The Board noted that the fund only commenced operations in May 2006.

Representatives of the Manager reviewed with the Board members the fee paid to the Manager or its affiliates by the mutual funds managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board reached the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Emerging Markets
Opportunity Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

WestLB Mellon Asset
Management (USA) LLC
1185 Avenue of the Americas
New York, NY 10036

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: SEOAX Class C: SEOCX Class I: SEORX
Class T: SEOTX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6096SA1107